Julie Walsh Senior Legal Counsel julie.walsh@scotiabank.com 416-866-3489	The Bank of Nova Scotia Legal Department, Executive Offices Scotia Plaza, 44 King Street West Toronto, Ontario Canada M5H 1H1 Fax: (416) 866-7767
February 26, 2007
Mr. James Lopez
Office of Global Security Risk
Securities and Exchange Commission
Washington, D.C.
20549-5546
Dear Mr. Lopez:
Re:	Bank of Nova Scotia Form 40-F for the period ended October 31, 2005
This letter is delivered in response to your request arising from our telephone call on February 26, 2007. The Bank of Nova Scotia is currently finalizing its process to provide the Securities and Exchange Commission with the supplemental information it has requested in its letter received by the Bank on January 11, 2007 regarding the Bank’s Form 40-F for the period ended October 31, 2005 (your File No. 001-31316). As discussed during our telephone call, the Bank now expects to respond to your letter during the week of March 12, 2007.
If we expect there to be any changes in this timeline for delivering the Bank’s response, we will contact you promptly to discuss this matter.
Sincerely,
/s/  Julie Walsh
Julie Walsh
JW:tj
Copy To:	Joan Smart, The Bank of Nova Scotia